Exhibit (a)(5)(A)
[Letterhead of Trilogy Enterprises, Inc.]
April 20, 2009
Autobytel Inc.
18872 MacArthur Boulevard, Suite 200
Irvine, California 92612-1400
Attention: Mr. Jeffrey H. Coats, President and Chief Executive Officer
Ladies and Gentlemen:
Trilogy Enterprises, Inc. (“Trilogy”), through its affiliates, owns approximately 7.4% of Autobytel Inc.’s (“Autobytel” or the “Company”) stock and is Autobytel’s second largest stockholder. We have successfully created and delivered innovative solutions to the automotive industry for more than a decade.
We believe Autobytel is facing a crucial period in its corporate existence. The automotive market is undergoing a crisis so severe that it is difficult to adequately describe. Strong companies may find a way forward. Weak companies will undoubtedly fail.
Unfortunately, Autobytel has historically struggled to create an independently viable business. For example:
•	In 2006, Autobytel incurred operating losses of $40MM on $85MM in revenue;

•	In 2007, Autobytel incurred operating losses of $35MM (not including litigation settlement costs) on $84MM in revenue; and

•	In 2008, Autobytel incurred operating losses of $36MM (before impairment charges and litigation settlement costs) on $71MM in revenue, which declined by 15% from the prior year.
Autobytel has itself acknowledged that the market is “extremely challenging” and it expects the U.S. automotive industry to decline more than 20% in 2009. Given the market outlook, what should stockholders reasonably expect from a company that has not proven itself viable historically?
We recognize that Autobytel has taken steps to address this crisis. However, we do not believe the steps taken are adequate to address the severity of the situation. Autobytel facing another corporate reorganization during potentially the worst market in history seems highly unlikely to prevail. The current plan appears akin to “let’s give this one last shot”. Unfortunately, shareholder cash and value is at stake.
Given Autobytel’s business prospects and the significant historical and recent operating losses, the Board should take steps now to preserve as much shareholder value as possible. We believe the only means to accomplish this is the immediate sale of the business.
We are aware that Autobytel had engaged a financial advisor to evaluate the possible sale of the Company. Autobytel announced that its advisor conducted an extensive process which resulted in Autobytel concluding that shareholder value could not be maximized in the current environment. We assume this means no buyer desired to pay a price required by the Board.
Today, our wholly-owned subsidiary has commenced a tender offer that provides stockholders with an opportunity to sell shares at $0.35 per share in cash. We believe this price is likely lower than the share price the Board aspired to obtain during the recent sale process. However, we believe it is a full and fair value for the Company and offers both an attractive premium for stockholders, as well as immediate liquidity for a stock that is thinly traded.
We hereby request that the Board support the proposed tender offer, and in doing so, consider the following:
•	The offer represents a 32% premium on the stock’s trailing 30 day closing price;

•	The offer provides immediate liquidity for all stockholders;

•	The trading volume reported for April is less than 65,000 shares per day, on over 45 million shares outstanding;

•	The Company is a sub-scale public company and may not be able to continue to bear the costs and obligations of a public company;

•	The Company cannot withstand another shift in strategy during what may be the worst market in history;

•	The Company may not be able to continue to bear the costs of its management team, including the lucrative packages offered to its recent hires;

•	The Company recently issued executive stock options at $0.35 per share, which the Company must believe is fair value;

•	The Company had $32MM in cash in September and only $27MM in December;

•	The Company continues to burn cash and is likely to do so for the foreseeable future. It is reasonable to believe that the Company may run out of cash by the end of 2010;

•	Without at least breakeven results, stockholder value will only continue to deteriorate until no stockholder value remains;

•	Any acquiror must take on the Company’s cash burn and fund the Company in a highly uncertain environment; and

•	Any acquirer may have to invest significant additional funds into the Company to make it operationally efficient and competitive.
It is time to stop the erosion in stockholder value. Looking at where Autobytel’s stock price traded a year ago is not indicative of the true value of the Company, but it should serve as a reminder of the value that was destroyed. Autobytel’s management should realistically evaluate the prospects for its business. A candid assessment of that situation should lead management to conclude that an all cash offer at a significant premium to all Company stockholders is in the best interests of the stockholders.
We are pleased to make this proposal to our fellow stockholders. We believe they will find it to be attractive in light of both the Company’s trading history, and a realistic assessment of the Company’s prospects. We are committed to completing this offer and hopeful that we will be able to work cooperatively with the Company in doing so.

We look forward to your timely response.
Sincerely,
Trilogy Enterprises, Inc.

By: Name:	/s/ Sean Fallon Sean Fallon
Title:	Senior Vice President

Cc:	Board of Directors of Autobytel Inc.
Mr. Michael J. Fuchs, Chairman of the Board
Mr. Mark N. Kaplan, Director
Mr. Mark R. Ross, Director
Mr. Jeffrey M. Stibel, Director
Ms. Janet M. Thompson, Director